--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                ---------------

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                                  ORCAD, INC.
                           (NAME OF SUBJECT COMPANY)

                            ------------------------

                                  ORCAD, INC.
                       (NAME OF PERSON FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  685568 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                              MICHAEL F. BOSWORTH
                             CHAIRMAN OF THE BOARD,
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                                  ORCAD, INC.
                            9300 S.W. NIMBUS AVENUE
                              BEAVERTON, OR 97008
                                 (503) 671-9500
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                 ON BEHALF OF THE PERSON FILING THIS STATEMENT)

                            ------------------------

                                   COPIES TO:
                           WILLIAM C. CAMPBELL, ESQ.
                           BRENDA L. MELTEBEKE, ESQ.
                                 ATER WYNNE LLP
                      222 S.W. COLUMBIA STREET, SUITE 1800
                               PORTLAND, OR 97201

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INTRODUCTION

    This Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") relates to an offer by CDSI Acquisition Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Cadence Design Systems, Inc., a Delaware corporation ("Cadence"), to purchase all issued and outstanding Shares (as hereinafter defined) of OrCAD, Inc., a Delaware corporation (the "Company").

ITEM 1. SECURITY AND SUBJECT COMPANY

    The name of the subject company is OrCAD, Inc. The address of the principal executive office of the Company is 9300 S.W. Nimbus Avenue, Beaverton, OR 97008. The title of the class of equity securities to which this Schedule 14D-9 relates is the Company's common stock, par value $0.01 per share.

ITEM 2. TENDER OFFER OF THE BIDDER

    This Schedule 14D-9 relates to the tender offer disclosed in the Schedule 14D-1, dated June 18, 1999 (the "Schedule 14D-1"), filed with the Securities and Exchange Commission (the "Commission") by Cadence and Purchaser, relating to an offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, $.01 par value per share of the Company (the "Company Common Stock"), for an amount equal to $13.00 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 18, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and (a)(2) hereto, and are incorporated herein by reference in their entirety. As set forth in the
Schedule 14D-1, the principal executive office of Cadence and Purchaser is located at 2655 Seely Road, Building 5, San Jose, CA 95134.

    The Offer is being made pursuant to the terms of the Agreement and Plan of Merger, dated as of June 14, 1999 (the "Merger Agreement"), by and among the Company, Purchaser and Cadence. Among other things, the Merger Agreement provides for the making of the Offer and that, following the purchase of Shares pursuant to the Offer and no later than the second business day after the satisfaction or waiver of certain other conditions, Purchaser will be merged with and into the Company (the "Merger"). The Company will be the surviving corporation and a wholly-owned subsidiary of Cadence upon completion of the Merger. At the effective time of the Merger (the "Effective Time"), each outstanding Share (except for (i) Shares owned by the Company or Cadence, or by any subsidiary of the Company or Cadence or (ii) Shares held by a stockholder who has demanded and perfected such stockholder's demand for appraisal of such stockholder's Shares in accordance with the Delaware General Corporation Law (the "DGCL") and as of the Effective Time has neither effectively withdrawn nor lost such stockholder's right to such appraisal), will be converted into the right to receive the Offer Price, net to the holder in cash, without interest.

    The Offer is conditioned upon, among other things, (1) there being validly tendered by the Expiration Date (as defined in the Offer to Purchase) and not withdrawn a number of Shares representing at least sixty-seven percent (67%) of the aggregate of (a) the number of shares of Company Common Stock then outstanding and (b) the number of shares of Company Common Stock that are, or will, prior to the scheduled closing of the Merger, become, subject to issuance upon the exercise of options (the "Minimum Condition") and (2) the satisfaction or waiver of all conditions set forth in the Offer to Purchase under the caption "THE TENDER OFFER--18. Certain Conditions of the Offer."

    The Merger Agreement and the Offer are described in the Offer to Purchase under the captions "INTRODUCTION," and "THE TENDER OFFER--1. Terms of the Offer; Expiration Date," "THE TENDER OFFER--4. Acceptance for Payment and Payment for Shares," "THE TENDER OFFER--

8. Certain Information Concerning Cadence and Purchaser," "THE TENDER OFFER--12. Purpose of the Offer and the Merger Agreement," and "THE TENDER OFFER--13. The Merger Agreement, the Stock Option Agreement and the Stockholders Agreement," all of which are incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND

    (a) The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 of this Schedule 14D-9.

    (b) The information contained in the Offer to Purchase under the captions "INTRODUCTION," "THE TENDER OFFER--1. Terms of the Offer; Expiration Date," "THE TENDER OFFER--

4. Acceptance for Payment and Payment for Shares," "THE TENDER OFFER--11. Contacts with the Company; Background of the Offer and the Merger," "THE TENDER OFFER--8. Certain Information Concerning Cadence and Purchaser," "THE TENDER OFFER--12. Purpose of the Offer and the Merger Agreement," and "THE TENDER OFFER--13. The Merger Agreement, the Stock Option Agreement and the Stockholders Agreement," is incorporated herein by reference.

    EMPLOYMENT AGREEMENTS

    Certain of the Company's executive officers, including Michael F. Bosworth,
P. David Bundy, James M. Plymale, Philip J. Kilcoin, William E. Cibulsky, Graham Sheldon, Stuart A. Harrington and Donald G. Tannenbaum, have entered into agreements with the Company and with Cadence, contingent upon the closing of the Merger, which agreements will supercede and replace the Employment Agreements (as defined below). For each such officer, three agreements have been signed: an employment letter providing for a salary, certain performance-based bonuses, certain retention-based bonuses, and stock options; a Noncompetition Agreement, prohibiting solicitation of Cadence's or the Company's employees or customers and prohibiting competition in the area of field programmable gate array or printed circuit board design during the term of employment and for a period of one year afterward; and an Employee Proprietary Information and Inventions Agreement, providing for protection of Cadence's intellectual property. In respect of stock options, for each affected officer, 20% of the relevant option grant vests on the first anniversary of employment with Cadence, and the remainder vests monthly thereafter over a period of 48 months.

    STOCK OPTIONS

    At the Effective Time, except as provided below with respect to options granted under the Company's 1995 Stock Option Plan for Nonemployee Directors (the "Director Option Plan") and the Company's 1991 Non-Qualified Option Plan (the "1991 Option Plan") each then outstanding option to purchase Shares (a "General Option") granted under any of the Company's other stock option plans referred to in Section 3.11(a) of the Merger Agreement, each as amended (collectively, the "General Option Plans," and, together with the Director Option Plan and the 1991 Option Plan, the "Option Plans"), and any and all other outstanding options, stock warrants and stock rights granted pursuant to such Option Plans or otherwise, and in each case, whether or not then exercisable or vested, will be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such option, a number of shares of common stock, par value $.01 par value, of Cadence ("Cadence Common Stock"), with fractions rounded off to the nearest whole number, equal to the number of Shares subject thereto multiplied by that number of shares, or the fraction of a share, of Cadence Common Stock having a fair market value, determined as set forth below, equal to the Offer Price; provided, however, that in the case of any option to which Section 421 of the Internal Revenue Code of 1986, as amended (the "Code") applies by reason of its qualification under Section 422 of the Code, the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code. The fair market value of the Cadence Common Stock shall be the average closing price of one share of Cadence Common Stock (as reported in the Wall Street Journal) during the five trading days immediately preceding the closing of the Merger.

    At the Effective Time, each then outstanding option to purchase Shares granted under the Director Option Plan (a "Director Option"), whether or not then exercisable or vested, will be canceled and extinguished and converted into the right to receive, in cash, the product of (i) the number of Shares subject to such Director Option and (ii) the excess of the Offer Price over the per share exercise price applicable to such Director Option. In addition, at the Effective Time, each then outstanding option to purchase Shares granted under the 1991 Option Plan (a "1991 Option"), whether or not then exercisable or vested will be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such 1991 Option, a number of shares of Cadence Common Stock, with fractions rounded off to the nearest whole number, equal to the number of Shares subject thereto multiplied by that number of shares, or the fraction of a share, of Cadence Common Stock having a fair market value, determined as set forth above, equal to the Offer Price; provided, however, that if the holder of any 1991 Option does not consent in writing, prior to the Effective Time, to the foregoing treatment, then each 1991 Option held by such holder, whether or not then exercisable or vested, will be canceled and extinguished and be converted into the right to receive, in cash, the product of (i) the number of Shares subject to such 1991 Option and (ii) the excess of the Offer Price over the per share exercise price applicable to such 1991 Option.

    COMPANY BOARD MEMBER; FINANCIAL ADVISOR

    John C. Savage, a member of the Board of Directors of the Company (the "Company Board"), is a Managing Director of Alliant Partners ("Alliant"). The Company retained Alliant to act as financial advisor in the negotiation of the Merger, the Merger Agreement and the Offer, and in the preparation of the fairness opinion. The Company agreed to pay Alliant customary fees in connection with its performance of such services, as well as to reimburse Alliant for its reasonable expenses and to indemnify Alliant and certain related persons against certain liabilities arising out of such engagement. Mr. Savage consequently abstained from voting on any matters connected to the Merger, the Merger Agreement or the Offer.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (a) Recommendation of the Board of Directors.

    At a meeting held on June 14, 1999, the Company Board unanimously (with Mr. Savage abstaining) (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the stockholders of the Company, (b) adopted and approved the Merger Agreement, the Stock Option Agreement (as defined in the Offer to Purchase) and the transactions contemplated thereby, and authorized the execution thereof by the Company, and (c) determined to recommend that the stockholders of the Company accept the Offer and tender their Shares thereunder.

    The Board recommends to the Company's stockholders that they accept the Offer and tender their Shares pursuant to the Offer.

    A letter to the Company's stockholders communicating the recommendation of the Board and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits (a)(5) and (a)(3) hereto, are incorporated herein by reference in their entirety.

    (b) Background of the Offer; Reasons for Recommendation.

    BACKGROUND

    As a result of prior discussions related to the integration of the products of Cadence and the Company, in March 1999, David DeMaria, Vice President of Marketing and Performance Engineering at Cadence, contacted James M. Plymale, Vice President of Marketing at the Company, to review prospects for closer cooperation between the two companies and potential strategic alliances, including the possibility of a merger or acquisition. Through these discussions, the parties gained substantial familiarity with each other's product lines, technical competencies, and relative strengths.

    On April 8, 1999, at the invitation of Cadence, Michael F. Bosworth, the Company's Chairman of the Board, President and Chief Executive Officer, P. David Bundy, the Company's Chief Financial Officer, Mr. Plymale, and John Savage from Alliant Partners, the Company's financial advisors, met in Palo Alto with H. Raymond Bingham, Cadence's then Chief Financial Officer and current Chief Executive Officer and President, Margaret McCarthy, Cadence's Corporate Vice President of Mergers and Acquisitions, and Mr. DeMaria to further explore the parties' interests in a merger or acquisition.

    On April 21, 1999, the Company and Cadence entered into a letter agreement outlining the respective obligations of each party to maintain information exchanged in confidence, and containing commitments by each party not to solicit each other's employees and not to pursue an acquisition of the other party without such other party's consent for at least six months following that date.

    On April 29, 1999, Mr. DeMaria and other representatives of Cadence met in Beaverton with Mr. Plymale, Mr. Bundy and Philip F. Kilcoin, the Company's Vice President of Product Operations, to further discuss the strategic implications of an acquisition.

    On May 3, 1999, the Company Board met telephonically to discuss various matters, including the status of the discussions between the Company's management and Cadence's management.

    On May 13, 1999, Mr. Bosworth, Mr. Plymale, Mr. Bundy, and William E. Cibulsky, the Company's Senior Vice President of Worldwide Sales, met in San Jose with Mr. Bingham, Ms. McCarthy, Mr. DeMaria, John Olsen, Cadence's President-Design Realization Group and Corporate Development, and Shane Robison, Cadence's President-Design Productivity Group and identified areas for further investigation of synergies and the potential for agreement by each party.

    On May 20, 1999, Mr. DeMaria and other representatives of Cadence met in Beaverton with Mr. Bosworth, Mr. Plymale, Mr. Kilcoin, Mr. Cibulsky, Stuart Harrington, the Company's Vice President, Graham Sheldon, the Company's Vice President of Operations, and Bill Robertson, the Company's Engineering Manager to further discuss a potential acquisition.

    Also in May, Mr. Plymale and Mr. DeMaria continued their discussions from time to time regarding the strategic implications of an acquisition.

    On May 24, 1999, Mr. Savage, Mr. Bosworth and Mr. Bundy met in Palo Alto to discuss the synergies to be expected in a merger; projected market values of the Company's business; and the projected value of a combined company.

    On May 26, 1999, the Company Board met telephonically to be briefed on the status of the discussions between the Company's management and Cadence's management; to review the potential for a transaction; and to establish guidelines for minimum valuations.

    On May 27, 1999, the parties met again. Mr. Olsen, Mr. Robison, Mr. Bingham, Mr. DeMaria, Ms. McCarthy, William Porter, Cadence's Chief Financial Officer and Senior Vice President, Michael Casey, Cadence's Vice President and Associate General Counsel, and other representatives of Cadence, met at Cadence's offices to conduct due diligence, including discussions of technical products and valuation of the Company, with Mr. Bosworth, Mr. Bundy, Mr. Kilcoin, Mr. Plymale, Mr. Robertson and Mr. Savage.

    On May 28, 1999, Mr. Olsen, Ms. McCarthy, Mr. DeMaria and Mr. Casey met with Mr. Bundy, Mr. Bosworth and Mr. Savage to discuss the pricing of the transaction. The parties could not come to terms on a price and the negotiations broke off with a decision to continue communications and perhaps re-engage at a later date.

    During the afternoon of May 28, 1999, the Company Board met telephonically to review the results of the previous day's and the morning's conversations with representatives of Cadence, and confirmed they were not interested in a transaction at the price suggested by Cadence.

    During the following week, the parties exchanged additional due diligence information.

    Subsequent meetings and discussions occurred on June 2 and 3, 1999 and led to an understanding that Cadence would undertake further due diligence concerning the Company in Beaverton, and the parties would begin discussions of the terms of a potential definitive agreement.

    On June 4, 1999, the Company Board met in Beaverton. The Company's representatives presented a report on the status of discussions with Cadence and the Company Board approved further efforts to proceed to negotiate a definitive agreement, subject to approval of the same by the Company Board.

    Over the week of June 7, 1999, representatives of Cadence and the Company met from time to time in Beaverton and in Palo Alto to conduct further legal and accounting due diligence and to negotiate the terms of a definitive merger agreement. Alliant also prepared analyses underlying its fairness opinion.

    From June 11 through June 14, 1999, representatives of Cadence met with various executives and senior employees of the Company to discuss possible employment with Cadence in the event of a merger.

    On June 14, 1999, the Company Board met telephonically and the proposed transaction was presented. At the meeting, the Company Board engaged in a lengthy discussion concerning the structure of the transaction and of the process involved and of the Company's recent market history, all in the context of satisfying itself as to whether the proposed transaction represented the best available price for the Company's stockholders. A detailed presentation was made to the Company Board, based on briefing materials and analyses circulated ahead of the meeting, reviewing the substantive terms and conditions of the Merger Agreement and of the Stock Option Agreement. Members of the Company Board closely questioned management and the Company Board's financial and legal advisors concerning the terms and conditions of the Merger Agreement (including those with respect to the Offer) and the Stock Option Agreement, with particular focus on the circumstances under which the Company could consider alternative proposals received after the execution and delivery of the Merger Agreement, as well as the provisions with respect to the "break-up fee" payable by the Company to Cadence and the operation of the Stock Option Agreement under those or other circumstances. In that discussion, the Company Board also heard from two large stockholders, Wolfram Blume, a member of the Company Board who holds approximately 13% of the Company Common Stock, and the D3 Family Funds who had been briefed concerning the transaction under nondisclosure and non-trading obligations, each of whom expressed their strong support for the transaction and their willingness to sign the stockholders agreement requested by Cadence. Alliant made a lengthy presentation to the Company Board, at the conclusion of which it rendered its opinion that "the cash consideration to be received by the Company's stockholders pursuant to the Merger Agreement is fair, from a financial point of view, to the stockholders of the Company." Alliant detailed for the Company Board the methodologies Alliant had used in arriving at its opinion, pursuant to which methodologies Alliant did the following:

    (1) reviewed the financial statements and other information of the Company;
(2) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;
(3) analyzed certain financial projections prepared by the management of the Company; (4) discussed the past and current operations, financial condition, and the prospects of the Company with senior executives of the Company; (5) discussed with the senior management of the Company the strategic objectives of the acquisition and the strategic alternatives available to the Company;

(6) compared the financial performance of the Company with that of certain other comparable publicly traded companies and the prices paid for securities in those publicly traded companies; (7) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (8) assessed the Company's forecast and future cash flows for a discounted cash flow analysis; (9) reviewed the Merger Agreement, and certain related documents; and
(10) performed such other analyses and considered such other factors as they deemed appropriate.

    The Company Board closely questioned Alliant with respect to the assumptions on which Alliant's opinion was based. In addition, the Company Board questioned Alliant concerning its views on strategic alternatives available to the Company, including remaining independent. Following further discussion, the Company Board unanimously adopted resolutions approving the Merger, the Merger Agreement and the Stock Option Agreement, authorizing and directing management to execute and deliver such agreements and determining to recommend that the Company's stockholders accept the Offer and tender their shares pursuant to the Offer.

    The Company Board also considered a proposal by Cadence that the Company adopt a stockholder rights plan. Following extensive discussion concerning its ability to insure the best value available to the Company's stockholders, and its rights to consider and perform due diligence on any third party offers and to report on them to the Company's stockholders, and further its belief that no immediate threat presented itself necessitating the adoption of a stockholder rights plan, the Company Board determined that it would not be in the best interests of the stockholders to adopt such a plan, and elected not to do so.

    On June 14, 1999, Cadence, Purchaser and the Company entered into the Merger Agreement and Stock Option Agreement.

    On June 15, 1999, the parties issued a joint press release announcing the transaction.

    REASONS FOR THE RECOMMENDATION OF THE COMPANY BOARD; FAIRNESS OF THE OFFER.

    On June 14, 1999, the Company Board, by unanimous vote (with Mr. Savage abstaining), determined that the Merger, the Merger Agreement and the transactions contemplated thereby, including the Offer, are fair to and in the best interests of the Company and its stockholders, approved and adopted the Merger, the Merger Agreement and the transactions contemplated thereby, including the Offer, and determined to recommend that the Company's stockholders accept the Offer and tender their Shares. As set forth in the Merger Agreement, subject to the terms and conditions thereof, Purchaser will purchase all of the issued and outstanding Shares, either through the Offer or in the subsequently contemplated Merger, if the conditions to the Offer have been satisfied (or waived).

    In reaching its determination referred to above, the Company Board considered the following factors, each of which in the view of the Company Board, supported such determinations:

    (i) The historical market prices and trading activity of the Shares over the preceding several months: the Offer Price of $13.00 per share represents a 62% premium over the average closing price of the Company Common Stock during the three calendar months preceding the date of the public announcement of the Merger Agreement (the "Announcement"), a 45.5% premium over the closing price on the third trading day prior to the Announcement and a 70.5% premium over the closing price on the thirtieth trading day prior to the Announcement;

    (ii) The history of the negotiations between the Company and its representatives and Cadence and its representatives, including the Company's belief that Cadence would not further increase the price of the Offer or improve the terms of the Offer, and, accordingly $13.00 per Share was, in the opinion of the Company Board the highest price that could be obtained from Cadence;

   (iii) The lack of other expressions of interest in the Company despite the fact that the Company had made known its willingness to be acquired through its proposed transaction with Summit Design, Inc., which had ultimately not closed;

    (iv) The opinion of Alliant that, based upon and subject to the various assumptions and limitations set forth therein, and the analyses presented to the Company Board in connection therewith, as of the date thereof, the $13.00 per Share to be received by the stockholders of the Company in the Offer was fair to the stockholders from a financial point of view. THE FULL TEXT OF ALLIANT'S OPINION IS ATTACHED AS ANNEX A HERETO AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

    (v) The possibility that the consideration the Company's stockholders might obtain in a future transaction or through continued ownership of the capital stock of an independent OrCAD, Inc., would likely be less advantageous than the consideration they would receive pursuant to the Offer, because of the recent relative flatness in the basic EDA market, and the uncertainties surrounding the Company's new initiatives in on-line enabling of purchases of electronic parts for printed circuit board designers;

    (vi) The effect of the condition in the Merger Agreement that, without the consent of the Company, no change in the Offer may be made by Cadence or Purchaser which (i) decreases the $13.00 per Share payable in the Offer, (ii) reduces the maximum number of Shares to be purchased in the Offer, (iii) imposes conditions to the Offer in addition to those set forth in the Merger Agreement or (iv) broadens the scope of such conditions except as expressly provided in the Merger Agreement;

   (vii) The fact that pursuant to the Merger Agreement, the Company may still receive offers from other interested bidders, if any, and may perform due diligence thereon sufficient to satisfy its fiduciary obligations to obtain the best available price for the Company's stockholders; and if it determines such other offers are superior, may after giving notice to Purchaser and an opportunity to match or exceed the alternative offer, elect to terminate the Merger Agreement and pay the break-up fee provided for in the Merger Agreement; and

  (viii) The structure of the transaction, which is designed, among other things, to result in receipt by the stockholders of the Company at the earliest practicable time of the consideration to be paid in the Offer.

    CONSIDERATIONS OF THE COMPANY BOARD.

    The foregoing discussion of the information and factors considered by the Company Board is not meant to be exhaustive but includes the material factors considered by the Board in reaching its conclusions and recommendations. The members of the Company Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and based upon the advice of financial and legal advisors. In light of the number and variety of factors that the Company Board considered in connection with its evaluation of the Merger, the Merger Agreement, the Stock Option Agreement and the transactions contemplated thereby (including the Offer), the Company Board did not find it practicable to assign relative weights to the foregoing factors, and accordingly, the Company Board did not do so. In addition, individual members of the Company Board may have given different weights to different factors.

    The Company Board determined that the Offer was the result of a process that was fair to the stockholders of the Company because, among other things, (a) the management and the Company Board conducted numerous meetings, during which the management and the Company Board evaluated and analyzed the proposed transaction, determined the negotiating strategy and reached informed conclusions based, in part, on the advice of independent financial and legal advisors, (b) the management and the Company Board deliberated with respect both to the transactions with Cadence and alternative strategies potentially available for maximizing stockholder value and (c) the $13.00 per Share price and the other terms and conditions of the Merger Agreement and the Offer resulted from active arm's-length bargaining between the Company and its representatives, on the one hand, and Cadence and its representatives, on the other.

    IN LIGHT OF ALL THE FACTORS SET FORTH ABOVE, THE COMPANY BOARD HAS DETERMINED BY THE UNANIMOUS VOTE OF ALL DIRECTORS (WITH MR. SAVAGE ABSTAINING) THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS, HAS APPROVED AND ADOPTED THE MERGER AGREEMENT, THE STOCK OPTION AGREEMENT, AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER, AND RECOMMENDS THAT THE HOLDERS OF THE SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES THEREUNDER.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The Company retained Alliant as its financial advisor in connection with the Merger, the Merger Agreement, the Stock Option Agreement, and the Offer. The Company has agreed to pay customary fees to Alliant in connection with the rendering of its fairness opinion and the consummation of the transactions.

    In addition to the forgoing compensation, the Company has agreed to reimburse Alliant for its reasonable expenses (including fees and disbursements of its attorneys) and to indemnify Alliant and certain related persons against certain liabilities arising out of the engagement and the transactions in connection therewith, including certain liabilities under the federal securities laws.

    Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

    (a) During the past 60 days, no transactions in Shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except (i) the Company has granted an aggregate of 61,700 incentive stock options to non-executive officer employees pursuant to the Company's 1995 Stock Incentive Plan at exercise prices ranging from $7.625 to $8.50 per Share, (ii) the Company has granted 10,000 nonqualified options to consultants pursuant to the Company's 1995 Stock Incentive Plan at an exercise price of $7.375 per Share, (iii) the Company has granted an aggregate of 25,000 nonqualified options to the nonemployee members of the Company Board (5,000 options to each such nonemployee director) pursuant to the Company's 1995 Stock Option Plan for Nonemployee Directors at an exercise price of $8.50 per Share and (iv) Wolfram Blume, a member of the Company Board, has sold an aggregate of 139,100 Shares.

    (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company presently intends to tender to Purchaser, pursuant to the Offer, all Shares of which he is the record or beneficial owner. In connection therewith, effective as of June 14, 1999, Messrs. Blume and Bosworth each entered into a stockholders agreement with Cadence and Purchaser, pursuant to which Messrs. Blume and Bosworth have agreed to tender to Purchaser all Shares beneficially owned by them, have granted to Purchaser an option to purchase such Shares under specified circumstances, have agreed to vote such Shares in favor of approval of the Merger Agreement and the transactions contemplated thereby and have granted an irrevocable proxy to Purchaser with respect to such Shares.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

    (a) Except as set forth herein and in the portions of the Offer to Purchase incorporated herein by reference, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in: (1) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth herein and in the portions of the Offer to Purchase incorporated therein by reference, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the matters referred to in Item 7(a)(1), (2), (3) or (4).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

    SHORT FORM MERGER. Pursuant to the short-form merger provisions of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least ninety percent (90%) of the outstanding Shares, Purchaser will be able to approve and consummate the Merger without any action by, or any further prior notice to, the other stockholders of the Company. However, if Purchaser does not acquire at least ninety percent (90%) of the outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under the DGCL, a significantly longer period of time will be required to effect the Merger.

ITEM 9. MATERIALS TO BE FILED AS EXHIBITS

   (a)(1)  Offer to Purchase, dated June 18, 1999.*+

   (a)(2)  Letter of Transmittal.*+

   (a)(3)  Press Release dated June 15, 1999 issued by Cadence (incorporated by reference to
           Exhibit (a)(8) to Purchaser's Tender Offer Statement on Schedule 14D-1, dated June
           18, 1999).

   (a)(4)  Opinion of Alliant Partners, dated June 14, 1999.*+

   (a)(5)  Letter to Stockholders, dated June 18, 1999, from the Company's Board of
           Directors.*+

   (c)(1)  Agreement and Plan of Merger, dated as of June 14, 1999, by and among the Company,
           Purchaser and Cadence (incorporated by reference to Exhibit (c)(1) to Purchaser's
           Tender Offer Statement on Schedule 14D-1, dated June 18, 1999).

   (c)(2)  Stock Option Agreement, dated as of June 14, 1999, among the Company, Purchaser and
           Cadence (incorporated by reference to Exhibit (c)(2) to Purchaser's Tender Offer
           Statement on Schedule 14D-1, dated June 18, 1999).

   (c)(3)  Stockholders Agreement, dated as of June 14, 1999, among the stockholders of the
           Company listed on Schedule I thereto, Purchaser and Cadence (incorporated by reference to Exhibit (c)(3) to Purchaser's Tender Offer Statement on Schedule
           14D-1, dated June 18, 1999).

   (c)(4)  Proxy Statement of the Company, dated as of April 19, 1999, (incorporated by reference to the Company's Proxy Statement on Schedule 14A, filed with the
           Commission on April 16, 1999).

   (c)(5)  Employment Letter, Noncompetition Agreement, and Employee Proprietary Information
           and Inventions Agreement between Cadence and Michael F. Bosworth.+

   (c)(6)  Employment Letter, Noncompetition Agreement, and Employee Proprietary Information
           and Inventions Agreement between Cadence and P. David Bundy.+

   (c)(7)  Employment Letter, Noncompetition Agreement, and Employee Proprietary Information
           and Inventions Agreement between Cadence and James M. Plymale.+

   (c)(8)  Employment Letter, Noncompetition Agreement, and Employee Proprietary Information
           and Inventions Agreement between Cadence and William E. Cibulsky.+

   (c)(9)  Employment Letter, Noncompetition Agreement, and Employee Proprietary Information
           and Inventions Agreement between Cadence and Stuart A. Harrington.+

  (c)(10)  Employment Letter, Noncompetition Agreement, and Employee Proprietary Information
           and Inventions Agreement between Cadence and Philip J. Kilcoin.+

  (c)(11)  Employment Letter, Noncompetition Agreement, and Employee Proprietary Information
           and Inventions Agreement between Cadence and Graham K. Sheldon.+

  (c)(12)  Employment Letter, Noncompetition Agreement, and Employee Proprietary Information
           and Inventions Agreement between Cadence and Donald G. Tannenbaum.+

------------------------

  * Included with Schedule 14D-9 mailed to shareholders.

  + Filed herewith.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                          OrCAD, Inc.

                                          By:

                                                    [SIGNATURE]

                                          Michael F. Bosworth
                                          CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE
                                          OFFICER
                                          AND PRESIDENT

Dated: June 18, 1999

                                                                         ANNEX A
                                ALLIANT PARTNERS

June 14, 1999

Board of Directors
OrCAD, Inc.
9300 S.W. Nimbus Avenue
Beaverton, OR 97008

    You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of OrCAD, Inc. ("OrCAD") for the consideration received in the acquisition (the "Acquisition") of OrCAD by Cadence Design Systems, Inc. ("Cadence"). As contemplated by the Agreement and Plan of Merger (the "Agreement"), dated June 14, 1999, OrCAD will receive $13.00 per share in Cash, or Total Cash Consideration of approximately $124 million.

    For purposes of the opinion set forth herein, we have:

    (a) reviewed financial statements and other information of OrCAD;

    (b) reviewed certain internal financial statements and other financial and operating data concerning OrCAD prepared by the management of OrCAD;

    (c) analyzed certain financial projections prepared by the management of OrCAD;

    (d) discussed the past and current operations, financial condition, and the prospects of OrCAD with senior executives of OrCAD;

    (e) discussed with the senior management of OrCAD the strategic objectives of the Acquisition and the strategic alternatives available to OrCAD;

    (f) compared the financial performance of OrCAD with that of certain other comparable publicly-traded companies and the prices paid for securities in those publicly-traded companies;

    (g) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

    (h) assessed OrCAD's forecast and future cash flows for a discounted cash flow analysis;

    (i) reviewed the Agreement and Plan of Merger, and certain related documents; and

    (j) performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections of OrCAD, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgements of the future financial performance of OrCAD. The financial and other information regarding OrCAD reviewed by Alliant Partners in connection with the rendering of this opinion was limited to information provided by OrCAD's management and certain discussions with OrCAD's senior management regarding OrCAD's financial condition and prospects and their strategic objectives of the Acquisition as well as the strategic alternatives available to OrCAD. In addition, we have assumed that the Acquisition will be consummated in accordance with the terms set forth in the Agreement. We have not made any independent valuation or appraisal of the assets or liabilities of OrCAD, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of the date hereof.

    Our opinion addresses only the fairness of the transaction, from a financial point of view, to the stockholders of OrCAD, and we do not express any views on any other terms of the Agreement or the business bases underlying the Agreement.

    Alliant Partners has received fees from OrCAD for previous advisory engagements as well as a fee for this transaction.

    Based upon and subject to the foregoing, and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the cash consideration received by the OrCAD stockholders pursuant to the Agreement is fair, from a financial point of view, to the OrCAD stockholders.

Very truly yours,

Alliant Partners

                                                                         ANNEX B

                                  ORCAD, INC.
                            9300 S.W. NIMBUS AVENUE,
                              BEAVERTON, OR 97008

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                   OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about June 18, 1999 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of shares of common stock, par value $0.01 per share, of OrCAD, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the
Schedule 14D-9. You are receiving this Information Statement in connection with the designation of persons by CDSI Acquisition Corporation, a Delaware corporation ("Purchaser"), and a wholly-owned subsidiary of Cadence Design Systems, Inc. ("Cadence"), to the board of directors of the Company (the "Company Board"). Such designation is to be made pursuant to a Merger Agreement, dated as of June 14, 1999 (the "Merger Agreement"), by and among Cadence, Purchaser and the Company.

    This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

    Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the "Offer") on June 18, 1999 to purchase all of the issued and outstanding shares (the "Shares") of common stock, $.01 par value per share of the Company (the "Company Common Stock"), for an amount equal to $13.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 18, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal. As a result of the consummation of the Offer, Purchaser will own a majority of the outstanding Shares and acquire control of the Company. The Offer is scheduled to expire at Midnight, New York City time, on Friday, July 16, 1999, unless the Offer is extended.

GENERAL INFORMATION REGARDING THE COMPANY

    The Shares are the only class of voting securities of the Company outstanding. As of June 14, 1999, there were 9,321,315 Shares outstanding.

PROPOSED CHANGES TO THE COMPANY BOARD

    Under the Merger Agreement, promptly upon the purchase by Purchaser of any Shares pursuant to the Offer, and from time to time thereafter as Purchaser acquires Shares, Cadence will be entitled to designate such number of directors (the "Cadence Designees"), rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (determined after giving effect to the directors elected pursuant to this sentence) and the percentage that the aggregate number of Shares beneficially owned by Cadence or any affiliate of Cadence (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or any of its Subsidiaries) bears to the total number of Shares then outstanding. Notwithstanding the foregoing, until the effective time of the Merger (the "Effective Time") the Company Board shall have at least two directors who were directors as of June 14, 1999 and who are neither officers of the Company nor designees, stockholders, affiliates or associates (within the meaning of the federal securities laws) of Cadence (the "Independent Directors"). If at any time fewer than two Independent Directors remain, the other directors shall elect to the Company Board such number of persons who are neither officers of the Company nor designees, stockholders, affiliates or associates of Cadence so that the total of such persons and remaining Independent Directors is at least two. Any such person so elected to the Company Board will be deemed to be an Independent Director. Following the time the Cadence Designees constitute a majority of the Company Board and prior to the Effective Time, the affirmative vote of the Independent Directors is required for (i) any amendment of the Merger Agreement or the Stock Option Agreement,
(ii) any termination of the Merger Agreement or the Stock Option Agreement (as defined in the Offer to Purchase) by the Company, (iii) any extension by the Company of the time for the performance of any of the obligations or other acts of Cadence or Purchaser or (iv) any exercise or waiver of any of the Company's rights or remedies under the Merger Agreement or the Stock Option Agreement, or any other determination with respect to any action to be taken or not to be taken by the Company relating to the Merger Agreement or the Stock Option Agreement. The Company's obligation to appoint Cadence Designees to the Company Board will be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

CADENCE DESIGNEES

    Purchaser has informed the Company that Purchaser will choose the Cadence Designees from the list of persons set forth in the following table. With respect to the Cadence Designees, the following table, prepared from information furnished to the Company by Purchaser, sets forth the name, age, citizenship, present principal occupation or employment and five-year employment history for each of the persons who may be designated by Purchaser as Cadence Designees. Except as otherwise indicated, all of the persons listed below are citizens of the United States of America. If necessary, Purchaser may choose additional or other Cadence Designees, subject to the requirements of Rule 14f-1. Each occupation set forth opposite a person's name, unless otherwise indicated, refers to employment with Cadence. Unless otherwise indicated below, the business address of each person is Cadence Design Systems, Inc., 2655 Seely Avenue, Building 5, San Jose, California, 95134

NAME, AGE, CITIZENSHIP AND                                                            OTHER MATERIAL POSITIONS
CURRENT BUSINESS ADDRESS                        PRESENT OCCUPATION OR EMPLOYMENT  HELD DURING THE PAST FIVE YEARS
----------------------------------------------  --------------------------------  --------------------------------
H. Raymond Bingham, 53........................  President, Chief Executive        Executive Vice President and
                                                Officer since April, 1999;        Chief Financial Officer from
                                                Director since 1997               1993-April, 1999; Director,
                                                                                  Sunstone Hotel Investors, Inc.,
                                                                                  Integrated Measurement Systems,
                                                                                  Inc., Legato Systems, Inc. and
                                                                                  Onyx Software Corporation.

John F. Olsen, 47.............................  President, Design Realization     Executive Vice President,
                                                Group and Corporate Development   Worldwide Field Operations from
                                                since April, 1999                 1998-April, 1999; Senior Vice
                                                                                  President, Field Operations from
                                                                                  1994-1998; Partner, KPMG Peat
                                                                                  Marwick LLP from 1989-1994.

Shane V. Robison, 44..........................  President, Design Productivity    Executive Vice President,
                                                Group since April, 1999           Research and Development from
                                                                                  1997-April, 1999; Senior Vice
                                                                                  President, Engineering from
                                                                                  1995-1997; Vice President

NAME, AGE, CITIZENSHIP AND                                                            OTHER MATERIAL POSITIONS
CURRENT BUSINESS ADDRESS                        PRESENT OCCUPATION OR EMPLOYMENT  HELD DURING THE PAST FIVE YEARS
----------------------------------------------  --------------------------------  --------------------------------
                                                                                  and General Manager of the
                                                                                  Personal Interactive Electronics
                                                                                  Division of Apple Computer, Inc.
                                                                                  from 1988-1995.

R.L. Smith McKeithen, 55......................  Senior Vice President, General    Vice President, General Counsel
                                                Counsel and Secretary since 1998  and Secretary from 1996-1998;
                                                                                  Vice President, General Counsel
                                                                                  and Secretary, of Strategic
                                                                                  Mapping, Inc. from 1994-1996;
                                                                                  Vice President, General Counsel
                                                                                  and Secretary, Silicon Graphics,
                                                                                  Inc. from 1988-1994.

William Porter, 45............................  Senior Vice President and Chief   Corporate Vice President from
                                                Financial Officer since May,      1998-May, 1999; Corporate
                                                1999; Assistant Secretary since   Controller from 1994-May, 1999;
                                                1994                              Vice President from 1994-1998;
                                                                                  Controller, Technical Accounting
                                                                                  and Reporting Manager, Cupertino
                                                                                  Operations with Apple Computer,
                                                                                  Inc. from 1988-1994.

Michael J. Casey, 36..........................  Vice President since April,       Partner, Brobeck, Phleger &
                                                1999; Associate General Counsel   Harrison LLP from
                                                since 1998                        1991-1998.

Margaret McCarthy, 39.........................  Corporate Vice President,         Vice President, Business
                                                Mergers & Acquisitions since      Development from 1997-1998;
                                                1998                              Business Development Manager,
                                                                                  Hewlett Packard from 1994-1997.

    Purchaser has advised the Company that to the best knowledge of Purchaser, none of the Cadence Designees currently is a director of, or holds any position with, the Company, and except as disclosed in the Offer to Purchase, none of the Cadence Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Commission. None of the Cadence Designees has any family relationship with any director or executive officer of the Company.

    Purchaser has advised the Company that each of the Cadence Designees has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the Commission.

    It is expected that the Cadence Designees may assume office at any time following the purchase by Purchaser of any Shares pursuant to the Offer, which cannot be earlier than July 16, 1999, and that, upon assuming office, the Cadence Designees will thereafter constitute at least a majority of the Company Board.

THE CURRENT MEMBERS OF THE COMPANY BOARD

    The following table sets forth the names of the current members of the Company Board. Also set forth is certain other information with respect to each such person's age at March 31, 1999, principal occupation or employment during the past five years, the periods during which he has served as a director of the Company and positions currently held with the Company.

                                                                                                  POSITIONS HELD
                                                                                 AGE             WITH THE COMPANY
                                                                                 ---      ------------------------------
Richard P. Magnuson........................................................          43   Director
James B. Moon..............................................................          53   Director
Wolfram H. Blume...........................................................          46   Director
John C. Savage.............................................................          51   Director
Michael F. Bosworth........................................................          51   President, Chief Executive
                                                                                          Officer and Chairman of the
                                                                                          Board
Stephen W. Director........................................................          55   Director

    RICHARD P. MAGNUSON. Mr. Magnuson has served as a member of the Company Board since September 1991. Since 1997, Mr. Magnuson has been a private venture capitalist. He served as General Partner of Menlo Ventures, a private venture capital firm, from 1982 to 1996. Mr. Magnuson serves as a director of two other public companies: Rogue Wave Software, Inc. and California Water Service Company. He also serves as a director of several privately-held companies.

    JAMES B. MOON. Mr. Moon has served as a member of the Company Board since December 1995. Since February 1, 1999, Mr. Moon has served as an independent consultant to Protocol Systems, Inc. ("Protocol"). Mr. Moon served as the Chairman of the Board, President and the Chief Executive Officer of Protocol from 1987 through February 1998, and served as the President, Chief Technology Officer and a member of the Board of Directors of Protocol from February 1998 through August 1998. From August 1998 through December 1998, Mr. Moon served as Senior Vice President, Chief Technology Officer and a member of the Board of Directors of Protocol.

    WOLFRAM H. BLUME. Mr. Blume has served as a member of the Company Board since February 1998. Since January 1998, he has served as Chief Technical Advisor to the Company. Mr. Blume served as Chairman of the Board, President, and Chief Executive Officer of MicroSim Corporation ("MicroSim") from July 1984 until January 1998. Prior to founding MicroSim in 1984, Mr. Blume spent six years as a member of the technical staff in the Advanced Development Group of Silicon Systems, Inc.

    JOHN C. SAVAGE. Mr. Savage has served as a member of the Company Board since September 1991. Since July 1998, Mr. Savage has served as Managing Director of Alliant Partners, an investment banking firm. From June 1990 through July 1998, Mr. Savage was Managing General Partner of Glenwood Capital Partners, L.P., and from 1995 through July 1998 was Managing Director of Redwood Partners, LLC; both are affiliated venture capital and investment banking firms. Mr. Savage also serves as a director of FileNet Corporation and Mattson Technology, Inc.

    MICHAEL F. BOSWORTH. Mr. Bosworth was named Chairman of the Company Board in February 1997 and has served as President, Chief Executive Officer and a member of the Company Board since October 1991. From April 1986 through September 1991, he served as President and Chief Executive Officer of Context Corporation, initially a subsidiary of Mentor Graphics Corporation and later a division of Mentor Graphics Corporation.

    STEPHEN W. DIRECTOR. Dr. Director has served as a member of the Company Board since January 1991. Dr. Director has served as the Dean of Engineering at the University of Michigan since July 1996. Dr. Director served as the Dean of the College of Engineering and U.A., and Helen Whitaker University Professor of Electrical and Computer Engineering at Carnegie Mellon University from July 1991 through June 1996. In 1982, he founded the SRC-CMU Research Center for Computer-Aided Design and served as its Director from 1982 to 1989. Dr. Director also serves on the Technical Advisory Boards of a number of EDA companies.

BOARD OF DIRECTORS COMMITTEES AND NOMINATIONS BY STOCKHOLDERS

    The Company Board acts as a nominating committee for selecting nominees for election as directors. The Company's Bylaws also permit stockholders to make nominations for the election of directors, if such nominations are made pursuant to timely notice in writing to the Company's Secretary. To be timely, notice must be delivered to, or mailed to and received at, the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the date of the meeting, provided that at least 60 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders. If less than 60 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be received by the Company not later than the close of business on the tenth day following the date on which such notice of the date of the meeting was mailed or such public disclosure was made. A stockholder's notice of nomination must also set forth certain information specified in Article II, Section 2.10 of the Company's Bylaws concerning each person the stockholder proposes to nominate for election and the nominating stockholder.

    During 1998, the Company's Board held ten meetings. Each director attended more than 75% of (i) the aggregate of the total number of meetings held by the Company Board and (ii) the total number of meetings held by all committees of the Company Board on which he served during the period that he served. The Company Board has a standing Audit Committee which, during the fiscal year ended December 31, 1998, conducted one meeting. The members of the Audit Committee currently are Messrs. Savage and Magnuson. The Audit Committee reviews the scope of the independent annual audit, the independent public accountants' letter to the Company Board concerning the effectiveness of the Company's internal financial and accounting controls and the Company Board's response to that letter, if deemed necessary. The Company Board also has a standing Compensation Committee which reviews executive compensation and makes recommendations to the full board regarding changes in compensation, and also administers the Company's stock option plans.

    During the fiscal year ended December 31, 1998, the Compensation Committee held three meetings. The members of the Compensation Committee currently are Messrs. Savage and Magnuson. There are no family relationships among any of the directors or executive officers of the Company.

DIRECTOR COMPENSATION

    The nonemployee members of the Company Board received an annual fee of $5,000 for their service on the Company Board, as well as an additional fee of $1,000 for each Company Board meeting and $500 for each Company Board Committee meeting attended, and were reimbursed for out-of-pocket and travel expenses incurred in attending Company Board and Company Board Committee meetings. Effective

March 1999, the annual fee paid to each nonemployee director for his service on the Company Board was increased to $10,000. Under the Company's 1995 Stock Option Plan for Nonemployee Directors, each person who becomes a nonemployee director automatically receives an initial option to purchase 20,000 shares of the Company Common Stock at the time such person is first elected to the Company Board. Each nonemployee director automatically receives additional grants of options to purchase 5,000 shares after each annual meeting of stockholders, provided the nonemployee director continues to serve in that capacity. Options vest and become exercisable on the date of grant.

EXECUTIVE OFFICERS OF THE COMPANY

    The following table sets forth certain information with respect to the executive officers of the Company. Officers of the Company are elected by the Company Board and hold office until their successors are duly elected and qualified.

NAME                                            AGE                            POSITION
------------------------------------------      ---      -----------------------------------------------------
Michael F. Bosworth.......................          51   President, Chief Executive Officer and Chairman of
                                                         the Board

P. David Bundy............................          44   Vice President of Finance, Secretary and Chief
                                                         Financial Officer

William E. Cibulsky.......................          52   Senior Vice President of Worldwide Sales

Stuart A. Harrington......................          38   Vice President

Philip J. Kilcoin.........................          42   Vice President of Product Operations

James M. Plymale..........................          32   Vice President of Marketing

Graham K. Sheldon.........................          35   Vice President of Operations

Donald G. Tannenbaum......................          50   Vice President of Integration and Development

    Information concerning the principal occupation of Mr. Bosworth is set forth under the heading "The Current Members of the Company Board". Information concerning the principal occupation during at least the last five years of the executive officers of the Company who are not also directors of the Company is set forth below.

    P. DAVID BUNDY. Mr. Bundy has served as the Company's Vice President of Finance, Secretary and Chief Financial Officer since November 1991. Mr. Bundy served as Controller upon joining the Company in October 1989. Mr. Bundy also earlier served as Controller of Cadic, Inc., and in various financial capacities with Burroughs Corporation.

    WILLIAM E. CIBULSKY. Mr. Cibulsky has served as the Company's Senior Vice President of Worldwide Sales since March 1998. Prior to joining the Company, Mr. Cibulsky served as the Executive Vice President of Worldwide Sales for Falcon Systems from December 1996 to March 1998. From May 1994 to December 1996, Mr. Cibulsky was the Vice President of North American Sales and Vice President of International Sales for Quickturn Systems. From January 1990 to January 1994, Mr. Cibulsky was Vice President of Sales for Zycad Corporation.

    STUART A. HARRINGTON. Mr. Harrington has served as Vice President of the Company since December 1995, and has served as President of OrCAD Japan K.K. since December 1995. Mr. Harrington was a founder of Intelligent Systems, Japan and served as its President from 1990 through November 1995.

    PHILIP J. KILCOIN. Mr. Kilcoin has served as the Company's Vice President of Product Operations since February 1998. From June 1997 through February 1998, he served as the Company's Director of Product Marketing. Prior to joining the Company, Mr. Kilcoin served as a Group Manager at Mentor Graphics

Corporation from 1994 through June 1997, and as a Product Marketing Manager at Mentor Graphics Corporation from 1991 through 1994.

    JAMES M. PLYMALE. Mr. Plymale has served as the Company's Vice President of Marketing since October 1995. From June 1993 through October 1995, he served as the Company's Director of Product Marketing, and from March 1992 through June 1993, he served as the Company's Product Marketing Manager. From 1990 to March 1992, Mr. Plymale served in various capacities at Phase III Logic.

    GRAHAM K. SHELDON. Mr. Sheldon has served as the Company's Vice President of Operations since February 1998. Prior to that, he was the Company's Director of Operations from October 1991 through February 1998, and from October 1989 through October 1991, he served as the Company's Manager of MIS and Operations.

    DONALD G. TANNENBAUM. Mr. Tannenbaum has served as the Company's Vice President of Integration and Development since September 1997. Prior to joining the Company, he served as senior consultant and one of three Principals of LionHeart Consulting, Inc. from 1987 to 1997. In this capacity, Mr. Tannenbaum specialized in partnering and assisting emerging businesses to develop through transitions and growth.

EXECUTIVE COMPENSATION

    The following table provides certain summary information concerning compensation of the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company (the "named executive officers") for the fiscal years ending December 31, 1996, 1997 and 1998.

                                                                                          LONG-TERM
                                                                                        COMPENSATION
                                                                                        -------------
                                                                                         SECURITIES
                                                            ANNUAL COMPENSATION          UNDERLYING
                                                      --------------------------------  STOCK OPTIONS    ALL OTHER
NAME AND PRINCIPAL POSITION                             YEAR       SALARY      BONUS       GRANTED     COMPENSATION
----------------------------------------------------  ---------  ----------  ---------  -------------  -------------
Michael F. Bosworth ................................       1998  $  187,022  $  61,817       35,000     $    43,933(1)
  President, Chief Executive Officer and Chairman of       1997     154,848     63,173       25,000           4,750(2)
  the Board                                                1996     149,972     46,667       --               5,806(2)

William E. Cibulsky(3) .............................       1998     105,000     51,959       60,000          34,892(4)
  Senior Vice President of Worldwide Sales                 1997      --         --           --                  --
                                                           1996      --         --           --                  --

Stuart A. Harrington ...............................       1998     199,250     --           --              22,714(5)
  Vice President                                           1997     177,968     --           --              27,695(5)
                                                           1996     195,430     --           --              21,721(5)

James M. Plymale ...................................       1998     136,452     25,672       25,000          33,876(6)
  Vice President of Marketing                              1997     112,108     24,084       15,000           4,068(7)
                                                           1996     104,972     17,065       --               3,356(7)

Michael U. Wimbrow(8) ..............................       1998     144,686     15,277       40,000         195,431(9)
  Vice President of Product Development                    1997      --         --           --                  --
                                                           1996      --         --           --                  --

------------------------

(1) Represents matching contribution to the Company's 401(k) Plan of $4,800 on behalf of named executive officer, together with a one-time payment of $39,133 for accrued vacation as result of a change in the Company's vacation policy.

(2) Represents matching contribution to the Company's 401(k) Plan on behalf of named executive officer.

(3) Mr. Cibulsky became Senior Vice President of Worldwide Sales of the Company in March 1998.

(4) Represents matching contribution to the Company's 401(k) Plan of $3,232 on behalf of named executive officer, together with $27,420 paid in connection with certain relocation expenses, and a one-time payment of $4,240 for accrued vacation as a result of a change in the Company's vacation policy.

(5) Represents rent allowance paid on behalf of named executive officer.

(6) Represents matching contribution to the Company's 401(k) Plan of $4,800 on behalf of named executive officer, together with a one-time payment of $29,076 for accrued vacation as a result of a change in the Company's vacation policy.

(7) Represents matching contribution to the Company's 401(k) Plan on behalf of named executive officer.

(8) Mr. Wimbrow became Vice President of Product Development of the Company in January 1998, and Mr. Wimbrow's employment with the Company terminated on April 16, 1999.

(9) Represents extraordinary compensation to named executive officer of $161,222 as a result of the conversion of MicroSim stock options into shares of Company Common Stock in connection with the Company's merger with MicroSim in January 1998, together with a matching contribution to the Company's 401(k) Plan of $4,800 on behalf of named executive officer, and a one-time payment of $29,409 for accrued vacation comprised of (i) $11,686 as a result of a change in the Company's vacation policy and (ii) $17,723 as a result of vacation accrued at MicroSim and paid in connection with the Company's merger with MicroSim.

STOCK OPTIONS

    The following table sets forth information concerning options granted to the named executive officers during the year ended December 31, 1998 under the Company's 1995 Stock Incentive Plan.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                  POTENTIAL REALIZABLE
                                                                                                    VALUE AT ASSUMED
                                            NUMBER OF    PERCENT OF                              ANNUAL RATES OF STOCK
                                           SECURITIES   TOTAL OPTIONS                            PRICE APPRECIATION FOR
                                           UNDERLYING    GRANTED TO     EXERCISE                     OPTION TERM(2)
                                             OPTIONS    EMPLOYEES IN    PRICE PER   EXPIRATION   ----------------------
NAME                                       GRANTED(1)       1998          SHARE        DATE          5%         10%
-----------------------------------------  -----------  -------------  -----------  -----------  ----------  ----------
Michael F. Bosworth......................      35,000           5.9%    $    9.31     02/24/08   $  204,955  $  519,505
William E. Cibulsky......................      60,000          10.1          9.50     03/16/08      358,440     908,460
Stuart A. Harrington.....................          --            --            --           --           --          --
James M. Plymale.........................      25,000           4.2          9.31     02/24/08      146,425     371,075
Michael U. Wimbrow.......................      40,000           6.7          8.63     01/20/08      216,960     549,840

------------------------

(1) Options granted in 1998 vest ratably over four years.

(2) The amounts shown are hypothetical gains based on the indicated assumed rates of appreciation of the Company Common Stock compounded annually for a ten-year period. Actual gains, if any, on stock option exercises are dependent on the future performance of the Company Common Stock and overall stock market conditions. There can be no assurance that the Company Common Stock will appreciate at any particular rate or at all in future years.

    The following table provides information, with respect to the named executive officers, concerning the exercise of stock options during the year ended December 31, 1998, and unexercised options held as of December 31, 1998.

                         OPTION EXERCISES AND HOLDINGS

                                                                       NUMBER OF
                                                                 SECURITIES UNDERLYING        VALUE OF UNEXERCISED
                                                                  UNEXERCISED OPTIONS       IN-THE- MONEY OPTIONS AT
                                       SHARES                     AT DECEMBER 31, 1998        DECEMBER 31, 1998(2)
                                     ACQUIRED ON     VALUE     --------------------------  --------------------------
NAME                                  EXERCISE    REALIZED(1)  EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
-----------------------------------  -----------  -----------  -----------  -------------  -----------  -------------
Michael F. Bosworth................          --           --      138,928        59,634     $ 733,142    $    73,003
William E. Cibulsky................          --           --       11,250        48,750            --             --
Stuart A. Harrington...............          --           --           --            --            --             --
James M. Plymale...................       2,500    $  22,813       29,860        30,996        94,217         14,037
Michael U. Wimbrow.................          --           --        9,167        30,833            --             --

------------------------

(1) The value realized is based on the difference between the market price at the time of exercise of the options and the applicable exercise price.

(2) Represents the total gain which would be realized if all in-the-money options held at December 31, 1998 were exercised, determined by multiplying the number of shares underlying the options by the difference between the per share option exercise price and the fair market value of $7.563 per share at December 31, 1998. An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

EXECUTIVE EMPLOYMENT AGREEMENTS

    Effective September 17, 1998, the Company entered into employment agreements (the "Employment Agreements") with certain of its executive officers, including Michael F. Bosworth, William E. Cibulsky, Stuart A. Harrington, and James M. Plymale. The Employment Agreements provide that if the employee resigns voluntarily or if the Company terminates such employee's employment for "Cause" (as defined in the Employment Agreements and described below), then the employee's salary and benefits will cease as of the effective date of such resignation or termination for Cause. The Employment Agreements also contain change of control provisions which provide that if the employee is terminated without Cause or if the employee resigns following a "Constructive Termination" (as defined in the Employment Agreements and described below) within a period beginning one month before the signing of a letter of intent or other definitive agreement which will result in a "Control Change" (as defined in the Employment Agreements and described below) of the Company and ending twelve months after the effective date of the Control Change, such employee will be entitled to (i) receive all benefits earned; (ii) continuation, for a period of three months for each year during which the employee has been employed by the Company (including employment with companies acquired by the Company), of employee's then current salary plus incentive compensation, up to a maximum of twelve months; and (iii) acceleration of the vesting of 25% of all stock options granted by the Company to such employee which are not exercisable as of the date of such termination for each year during which the employee has been employed by the Company (including employment with companies acquired by the Company), so that such options are then immediately exercisable. In addition, the Company will provide benefits for the salary continuation period. For purposes of the Employment Agreements, "Constructive Termination" includes (i) reassigning the employee to duties not reasonably considered of equivalent or greater responsibility, (ii) changing the employee's title to one not reasonably considered equivalent or greater, (iii) reducing the employee's overall compensation or (iv) directing the employee to report to a level of management below the level to which the employee previously reported, all without the employee's advance written consent. For purposes of the Employment Agreements, "Control Change" includes (i) sale of substantially all of the Company's assets to or (ii) acquisition of a majority of the Company's voting stock or entry into a voting or common control agreement covering a majority of the Company's voting stock by, an entity(ies) that is not controlled by or under common control with the entity(ies) who had majority ownership of the Company's voting stock and/or effective control of the Company prior to such sale, acquisition or voting agreement. For purposes of the Employment Agreements, "Cause" includes the employee's (i) conviction of a crime involving the Company's business, (ii) misappropriation of the Company's monies or assets, (iii) fraudulent conduct and (iv) grossly negligent performance of, or willful failure to perform, employment duties.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During the fiscal year ended December 31, 1998, the Compensation Committee was comprised of Messrs. Magnuson and Savage. Mr. Savage was a Principal and is a Managing Director of entities engaged by the Company to perform financial advisory services. See "Certain Transactions and Relationships." The Compensation Committee is responsible for establishing the compensation of Michael F. Bosworth, the Company's President and Chief Executive Officer, who also serves as the Chairman of the Company Board. Mr. Bosworth is responsible for reviewing the compensation levels of the Company's other executive officers and makes recommendations to the Compensation Committee regarding changes in compensation.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    Under rules established by the Commission, the Company is required to provide certain data and information with regard to the compensation and benefits provided to the Company's Chief Executive Officer and the four other most highly compensated executive officers. In fulfillment of this requirement, the Compensation Committee has prepared the following report.

EXECUTIVE COMPENSATION PHILOSOPHY

    The Compensation Committee is composed entirely of nonemployee, outside directors and is responsible for setting and monitoring policies governing compensation of executive officers. The Compensation Committee reviews the performance and compensation levels for executive officers, and sets salary and bonus levels and option grants under the Company's 1995 Stock Incentive Plan. The objectives of the Compensation Committee are to correlate executive compensation with the Company's business objectives and performance and to enable the Company to attract, retain and reward executive officers who contribute to the long-term success of the Company.

EXECUTIVE COMPENSATION COMPONENTS

    The key components of the Company's compensation program are base salary, quarterly and annual incentive awards and equity participation. These components are administered with the goal of providing total compensation that is competitive in the marketplace, rewards successful financial performance and aligns executive officers' interests with those of stockholders. The Compensation Committee reviews each component of executive compensation on an annual basis.

BASE SALARIES

    Base salaries for executive officers are based upon a review of salaries for similar positions requiring similar qualifications. In determining executive officer salaries, the Compensation Committee reviews recommendations from management which include information from salary surveys. Additionally, the Compensation Committee establishes both financial and operational based objectives and goals. These goals and objectives include sales and spending forecasts, along with published executive compensation literature for comparable sized companies. The Compensation Committee considers not only the performance evaluations of executive officers, but also reviews the financial condition of the Company in setting salaries. The Compensation Committee believes that executive officer base salaries for 1998 were reasonable as compared to amounts paid by companies of similar size in the software industry and located in the Pacific Northwest.

    The Compensation Committee annually assesses the performance and sets the salary of the Company's Chief Executive Officer, Michael F. Bosworth. Mr. Bosworth annually assesses the performance of all other executive officers and recommends salary increases to the Compensation Committee for review and approval.

BONUS PLAN

    The Compensation Committee believes that a significant proportion of total cash compensation for executive officers should be subject to attainment of specific Company operating income targets. This approach creates a direct incentive for executive officers to achieve desired performance goals and places a significant percentage of certain executive officers' compensation at risk. Consequently, each year the Compensation Committee establishes potential bonuses for executive officers based on the Company's achievement of certain operating income targets. For 1998, annual bonuses equal to 0% to 49% of base salaries were paid to executive officers based on the Company's achievement of such predetermined operating income targets.

STOCK OPTIONS

    The Compensation Committee believes that employee equity ownership provides significant motivation to executive officers to maximize value for the Company's stockholders and, therefore, periodically grants stock options under the Company's 1995 Stock Incentive Plan. Stock options are granted at the current market price and will only have value if the Company's stock price increases over the exercise price. The Compensation Committee determines the size and frequency of option grants for executive officers, after consideration of recommendations from the Chief Executive Officer. Recommendations for option grants are based upon the relative position and responsibilities of each executive officer, expected contributions of each executive officer to the Company and previous option grants to such executive officers.

CHIEF EXECUTIVE OFFICER COMPENSATION

    Consistent with the executive compensation philosophy and components described above, the Compensation Committee determined the base salary, bonus and stock options received by Mr. Bosworth, the Chairman of the Board, President and Chief Executive Officer of the Company, for services rendered in 1998. The Compensation Committee approved Mr. Bosworth's 1998 annual base salary of approximately $187,000, based on the salary survey data referred to above and compensation levels of President/Chief Executive Officers of comparable size companies in industries similar to the Company's and located in the Pacific Northwest. Mr. Bosworth received a bonus of approximately $62,000 based upon the Company's achievement of certain operating income targets predetermined by the Compensation Committee. In addition, options to purchase 35,000 shares of the Company's Common Stock at $9.31 per share were granted to Mr. Bosworth in 1998.

                                          COMPENSATION COMMITTEE
                                          John C. Savage
                                          Richard P. Magnuson

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires the Company's directors and officers, and persons who own more than ten percent (10%) of a registered class of the Company's equity securities, to file initial reports of ownership and reports of changes in ownership with the Commission. Such persons also are required to furnish the Company with copies of all Section 16(a) reports they file.

    Based solely on its review of the copies of such reports received by it with respect to fiscal 1998, or written representations from certain reporting persons, the Company believes that except as set forth below all filing requirements applicable to its directors, officers and persons who own more than 10% of a registered class of the Company's equity securities have been complied with for fiscal 1998. Jim Moon, a member of the Company Board, failed to timely file his Form 4 for August 1998, in connection with a purchase of the Company Common Stock in the open market.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

    The following is a description of certain transactions and relationships entered into or existing since January 1, 1998 between the Company and certain affiliated parties. The Company believes that the terms of such transactions were no less favorable to the Company than could have been obtained from an unaffiliated party.

    Alliant acted as the Company's financial advisor with respect to the Agreement and Plan of Reorganization dated September 20, 1998 (the "Reorganization Agreement") by and among Summit Design, Inc. ("Summit"), Hood Acquisition Corp., a wholly-owned subsidiary of Summit, and the Company, and the proposed merger with Summit. Alliant provided the Company with a written opinion to the effect that the equity consideration to have been paid to the Company's stockholders pursuant to the Reorganization Agreement was fair to such stockholders from a financial point of view. Pursuant to an engagement letter dated August 13, 1998 with the Company, Alliant received a fee of $100,000 upon delivery of such written opinion. The Company also reimbursed Alliant for its out-of-pocket expenses, including reasonable legal and other expenses. In addition, the Company agreed to indemnify Alliant and any shareholders, directors, employees or contractors of Alliant, against any claim, liabilities or expenses relating or arising out of services provided by Alliant as financial advisor to the Company.

    Alliant has also served as the Company's financial advisor with respect to the Merger Agreement and in connection therewith provided the Company with the fairness opinion set forth as Annex A to this Schedule 14D-9. Pursuant to an engagement letter dated April 23, 1999, Alliant will receive $100,000 for rendering such opinion and an additional success fee equal to one percent (1%) of the aggregate consideration paid by Cadence for the Shares in the Offer and the Merger. The Company will reimburse Alliant for its out-of-pocket expenses, including reasonable legal and other expenses. In addition, the Company agreed to indemnify Alliant and any shareholders, directors, employees or contractors of Alliant, against any claim, liabilities or expenses relating or arising out of services provided by Alliant as financial advisor to the Company.

    John C. Savage was a Principal of Redwood Partners, LLC at the time of the Company's acquisition of MicroSim, and a Managing Director of Alliant at the time of Alliant's provision of financial advisory services to the Company. Mr. Savage has served as a member of the Company's Board of Directors since September 1991 and continues to so serve. As of June 15, 1999, Mr. Savage owned options to acquire 20,000 shares of the Company Common Stock, and 23,524 shares of the Company Common Stock.

    Effective September 17, 1998, the Company entered into Employment Agreements with certain of its executive officers, including Michael F. Bosworth, William
E. Cibulsky, Stuart A. Harrington, and James M. Plymale. The Employment Agreements provide that if the employee resigns voluntarily or if the Company terminates such employee's employment for "Cause" (as defined in the Employment Agreements and described below), then the employee's salary and benefits will cease as of the effective date of such resignation or termination for Cause. The Employment Agreements also contain change of control provisions which provide that if the employee is terminated without Cause or if the employee resigns following a "Constructive Termination" (as defined in the Employment Agreements and described below) within a period beginning one month before the signing of a letter of intent or other definitive agreement which will result in a "Control Change" (as defined in the Employment Agreements and described below) of the Company and ending twelve months after the effective date of the Control Change, such employee will be entitled to (i) receive all benefits earned; (ii) continuation, for a period of three months for each year during which the employee has been employed by the Company (including employment with companies acquired by the Company), of employee's then current salary plus incentive compensation, up to a maximum of twelve months; and (iii) acceleration of the vesting of 25% of all stock options granted by the Company to such employee which are not exercisable as of the date of such termination for each year during which the employee has been employed by the Company (including employment with companies acquired by the Company), so that such options are then immediately exercisable. In addition, the Company will provide benefits for the salary continuation period. For purposes of the Employment Agreements, "Constructive Termination" includes (i) reassigning the employee to duties not reasonably considered of equivalent or greater responsibility, (ii) changing the employee's title to one not reasonably considered equivalent or greater, (iii) reducing the employee's overall compensation or (iv) directing the employee to report to a level of management below the level to which the employee previously reported, all without the employee's advance written consent. For purposes of the Employment Agreements, "Control Change" includes (i) sale of substantially all of the Company's assets to or (ii) acquisition of a majority of the Company's voting stock or entry into a voting or common control agreement covering a majority of the Company's voting stock by, an entity(ies) that is not controlled by or under common control with the entity(ies) who had majority ownership of the Company's voting stock and/or effective control of the Company prior to such sale, acquisition or voting agreement. For purposes of the Employment Agreements, "Cause" includes the employee's (i) conviction of a crime involving the Company's business, (ii) misappropriation of the Company's monies or assets, (iii) fraudulent conduct and
(iv) grossly negligent performance of, or willful failure to perform, employment duties.

STOCK OWNED BY MANAGEMENT AND PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding the ownership of the Company Common Stock as of June 15, 1999, with respect to: (i) each person known by the Company to beneficially own more than 5% of the outstanding shares of Company Common Stock, (ii) each of the Company's directors, (iii) each of the Company's named executive officers and (iv) all directors and executive officers as a group.

                                                                                        SHARES OF
                                                                                       COMMON STOCK     PERCENT OF
                                                                                       BENEFICIALLY    COMMON STOCK
NAME AND BUSINESS ADDRESS                                                                OWNED(1)       OUTSTANDING
------------------------------------------------------------------------------------  --------------  ---------------
Wolfram H. Blume(2) ................................................................      1,248,376           13.3%
  c/o OrCAD, Inc.
  16275 Laguna Canyon Drive
  Irvine, CA 92618

Kern Capital Management, LLC(3) ....................................................        531,000            5.7
  114 West 47th Street, Suite 1926
  New York, NY 10036

The D3 Family Fund, L.P.(2)(4) .....................................................        471,375            5.1
  19605 NE 8th Street
  Camas, WA 98607

Dalton, Greiner, Hartman, Maher & Co(5) ............................................        471,200            5.1
  1100 Fifth Avenue South, Suite 301
  Naples, FL 34102

FMR Corp.(6) .......................................................................        468,700            5.0
  82 Devonshire Street
  Boston, MA 02109

Michael F. Bosworth(2)..............................................................        214,550            2.3

Stephen W. Director.................................................................         35,952          *

William E. Cibulsky.................................................................         24,266          *

Stuart A. Harrington................................................................        110,784            1.2

Richard P. Magnuson.................................................................         47,454          *

James B. Moon.......................................................................         42,000          *

James M. Plymale....................................................................         40,397          *

John C. Savage......................................................................         43,524          *

Executive Officers and Directors as a group (13 persons)............................      1,896,663           19.4

------------------------

*   less than one percent

(1) Beneficial ownership is determined in accordance with rules of the Commission, and includes voting power and investment power with respect to Shares. Shares issuable upon the exercise of outstanding stock options that are currently exercisable or become exercisable within 60 days from June 15, 1999 are considered outstanding for the purpose of calculating the percentage of Company Common Stock owned by such person, but not for the purpose of calculating the percentage of Company Common Stock owned by any other person. The number of shares that are issuable upon the exercise of options that are currently exercisable or exercisable within 60 days of June 15, 1999, is as follows: Dr. Director--31,139; Mr. Savage--20,000; Mr. Magnuson--36,894; Mr. Moon--40,000;

    Mr. Bosworth--146,133; Mr. Cibulsky--23,124; Mr. Plymale--38,486; Mr.
    Harrington--4,167; Mr. Blume--30,000; and all directors and officers as a group--446,344.

(2) Effective as of June 14, 1999, Messrs. Blume and Bosworth and the D3 Family Fund L.P. (collectively, the "Tendering Stockholders") each entered into a stockholders agreement with Cadence and Purchaser, pursuant to which such Tendering Stockholders have agreed to tender to Purchaser all Shares beneficially owned by such Tendering Stockholders, have granted to Purchaser an option to purchase such Shares under specified circumstances, have agreed to vote such Shares in favor of approval of the Merger Agreement and the transactions contemplated thereby and have granted an irrevocable proxy to Purchaser with respect to such Shares.

(3) This information as to beneficial ownership is based on a Schedule 13G filed by Kern Capital Management, LLC ("KCM"), Robert E. Kern Jr. and David G. Kern with the Commission on February 12, 1999. The Messrs. Kern are Principals and controlling members of KCM. The Schedule 13G states that, as of December 31, 1998, KCM had sole voting and sole dispositive power with respect to 531,000 shares of Company Common Stock. According to the Schedule 13 G, the Messrs. Kern may be deemed to share voting or dispositive power with respect to the 531,000 shares of Company Common Stock owned by KCM.

(4) This information as to beneficial ownership is based on a Schedule 13D filed with the Commission on March 12, 1999 by a group comprised of The D3 Family Fund, L.P. ("Family Fund"), Haredale, Ltd., Sharptown Limited, James Henry Hildebrandt, Toxford Corporation, David Nierenberg, and Florence Cies. David Nierenberg is President of Nierenberg Investment Management Company, the General Partner of the Family Fund. The Schedule 13D states that as of March 2, 1999, the Family Fund had sole voting and dispositive power with respect to 406,900 shares of Company Common Stock, and David Nierenberg had sole voting and dispositive power with respect to an aggregate of 64,475 shares of Company Common Stock beneficially owned by Haredale, Ltd., Sharptown Limited, James Henry Hildebrandt, Toxford Corporation, David Nierenberg and Florence Cies.

(5) This information as to beneficial ownership is based on a Schedule 13G filed by Dalton, Greiner, Hartman, Maher & Co with the Commission on February 1, 1999. The Schedule 13G states that, as of December 31, 1998, Dalton, Greiner, Hartman, Maher & Co had sole voting and sole dispositive power with respect to 471,200 shares of Company Common Stock.

(6) This information as to beneficial ownership is based on a Schedule 13G/A filed by FMR Corp., Edward C. Johnson 3rd, Chairman of FMR Corp. and Abigail
    P. Johnson, a director of FMR Corp. with the Commission on February 12, 1999. The Schedule 13G/A states that, as of December 31, 1998, Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR Corp., was the beneficial owner of 468,700 shares of Company Common Stock owned by the Fidelity Low-Priced Stock Fund (the "Fund"), an investment company, as to which Fidelity serves as investment adviser. According to the
    Schedule 13G/A, each of Mr. Johnson and FMR Corp. (through its control of Fidelity), has sole power to dispose of the 468,700 shares of Company Common Stock owned by the Fund, however, neither Mr. Johnson nor FMR Corp. has sole power to vote or direct the voting of the 468,700 shares of Company Common Stock. Voting power resides in the Board of Trustees of Fidelity.

INCORPORATION BY REFERENCE

    The information contained in the Proxy Statement of the Company, dated as of April 19, 1999, relating to 1999 Annual Meeting of Stockholders, attached as Exhibit (c)(4) to the Company's Schedule 14D-9 is incorporated herein by reference in its entirety.

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                                  DESCRIPTION
---------  -------------------------------------------------------------------------------------------------------
   (a)(1)  Offer to Purchase, dated June 18, 1999.*+

   (a)(2)  Letter of Transmittal.*+

   (a)(3)  Press Release dated June 15, 1999 issued by Cadence (incorporated by reference to Exhibit (a)(8) to
           Purchaser's Tender Offer Statement on Schedule 14D-1, dated June 18, 1999).

   (a)(4)  Opinion of Alliant Partners, dated June 14, 1999.*+

   (a)(5)  Letter to Stockholders, dated June 18, 1999, from the Company's Board of Directors.*+

   (c)(1)  Agreement and Plan of Merger, dated as of June 14, 1999, by and among the Company, Purchaser and
           Cadence (incorporated by reference to Exhibit (c)(1) to Purchaser's Tender Offer Statement on Schedule
           14D-1, dated June 18, 1999).

   (c)(2)  Stock Option Agreement, dated as of June 14, 1999, among the Company, Purchaser and Cadence
           (incorporated by reference to Exhibit (c)(2) to Purchaser's Tender Offer Statement on Schedule 14D-1,
           dated June 18, 1999).

   (c)(3)  Stockholders Agreement, dated as of June 14, 1999, among the stockholders of the Company listed on
           Schedule I thereto, Purchaser and Cadence (incorporated by reference to Exhibit (c)(3) to Purchaser's
           Tender Offer Statement on Schedule 14D-1, dated June 18, 1999).

   (c)(4)  Proxy Statement of the Company, dated as of April 19, 1999, (incorporated by reference to the Company's
           Proxy Statement on Schedule 14A, filed with the Commission on April 16, 1999).

   (c)(5)  Employment Letter, Noncompetition Agreement, and Employee Proprietary Information and Inventions
           Agreement between Cadence and Michael F. Bosworth.+

   (c)(6)  Employment Letter, Noncompetition Agreement, and Employee Proprietary Information and Inventions
           Agreement between Cadence and P. David Bundy.+

   (c)(7)  Employment Letter, Noncompetition Agreement, and Employee Proprietary Information and Inventions
           Agreement between Cadence and James M. Plymale.+

   (c)(8)  Employment Letter, Noncompetition Agreement, and Employee Proprietary Information and Inventions
           Agreement between Cadence and William E. Cibulsky.+

   (c)(9)  Employment Letter, Noncompetition Agreement, and Employee Proprietary Information and Inventions
           Agreement between Cadence and Stuart A. Harrington.+

  (c)(10)  Employment Letter, Noncompetition Agreement, and Employee Proprietary Information and Inventions
           Agreement between Cadence and Philip J. Kilcoin.+

  (c)(11)  Employment Letter, Noncompetition Agreement, and Employee Proprietary Information and Inventions
           Agreement between Cadence and Graham K. Sheldon.+

  (c)(12)  Employment Letter, Noncompetition Agreement, and Employee Proprietary Information and Inventions
           Agreement between Cadence and Donald G. Tannenbaum.+

------------------------

  * Included with Schedule 14D-9 mailed to shareholders.

  + Filed herewith.